SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MATERIAL FACT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC-HELD COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) informs to its shareholders and the market in general that the Board of Directors of Eletrobras, in a meeting held on November 9, 2016, approved the new Business and Management Master Plan for the period from 2017 to 2021 (“PDNG 2017-2021”).

Corporate Identity

Mission: Acting in the energy markets in an integrated, cost-effective and sustainable form;

2030 Vision: Being among the top three  global companies of clean energy and among the 10 largest in the world in electricity, with profitability comparable to the best in the industry and being recognized by all itsstakeholders;

Values: Ethics and transparency; Focus on results; Valuation Commitment of people; entrepreneurship and innovation and sustainability.

The Eletrobras` Companies Business and Management Master Plan for the five-year period 2017-2021, based on its Strategic Plan 2015-2030, includes goals and projects to achieve the strategic objectives and maintaining alignment with Company's Business Identity: Eletrobras - Mission, 2030 Vision and Values.

PDNG 2017-2021 AMBICIOUS STRATEGIC:

To maximize the potential of competitive advantages in Generation, Transmission and Trading energy, achieving the corporate sustainability recognized by all stakehoders.

MATERIAL FACT

The challenges imposed by the current context of the Brazilian electricity sector and Brazil have caused Eletrobras to focus on (i) governance and compliance, through strategic alignment, risk and compliance management; (ii) financial discipline, aimed at reducing its net and gross debt, through privatizations, demobilization of operational and non-operating assets; (iii) operational excellence, through a reduction of its costs in relation to current costs and increase of its revenues in relation to its current revenues, through operational restructuring, Voluntary Retirement Plan (PAI), Shared Service Center and automation.

PDNG 2017/2021: Strategies and Initiatives

The PDNG 2017/2021 has 3 strategies and 18 initiatives, aiming to reach its strategic ambition of business sustainability:

1) Governance and Compliance: through 4 initiatives highlighted below;

2ª) Financial Discipline: through 6

initiatives highlighted below;

3) Operational Excellence: through 8 initiatives highlighted below.

MATERIAL FACT

1ª Strategy: Governance and Compliance: through 4 initiatives

The purpose of Eletrobras is to increase its multiple market value to 6,7.

1st Initiative: Alignment of the Companies Bylaws and Approval Levels

To review the corporate by-laws of Eletrobras companies, incorporating the best practices of Corporate Governance.

MATERIAL FACT

2nd Initiative: Implementation of 5 Dimensions Model

The Eletrobras 5 Dimension Program is being implemented in all Eletrobras Companies in order to comply with international corporate governance standards, laws and regulations, including the US Sarbanes-Oxley Act of 2002, the US Foreign Corrupt Practices Act of 1977 (FCPA), the Brazilian Anti-Corruption Law (Law 12,846/2013), the rules and guidelines published by the Securities and Exchange Commission (SEC), the Brazilian Securities Commission (CVM), the Brazilian Corporate Governance Institute (IBGC) and Organization for Economic Co-operation and Development (OECD), among others:

• The Eletrobras 5 Dimension Program has the following objectives:

1. The development of a new corporate culture focused on compliance;

2. Periodic risk assessment;

3. Improvement of internal policies and procedures (complaints channels, review of the Code of Ethics, Independent Ombudsman's Office, Compliance Program Manual, Review of contractual clauses, due diligence for suppliers, Background verification procedures and review of the investments);

4. Internal promotion of compliance development and training activities; and

5. Continuous monitoring and internal audit process for compliance procedures, corrective initiatives and remediation for the results of the investigation.

MATERIAL FACT

• According to its code of ethics, Eletrobras does not tolerate corruption or any other illegal commercial practices by its employees, contractors or suppliers, and therefore has taken a series of initiatives involving its economic activities and its corporate governance system.

3rd Initiative: Elimination of 6 Material Weaknesses

• With respect to our internal financial reporting controls, Eletrobras has 6 related material weaknesses for the year 2015:

(i) Eletrobras did not maintain an effective control environment, specifically in relation to the lack of timely remedial actions related to previous years, including the adequate execution of management review controls, including completeness analysis, definition of materiality threshold and accuracy determination of certain revised controls;

(ii) Eletrobras did not maintain adequate controls with respect to the preparation of the financial statements and related disclosures, including the related parties transaction reconciliation; monitoring of controls related to the financial situation and the related accounting effects of transactions with suppliers (Furnas); and analysis, conciliation and monitoring of consumed fuel (Amazonas);

(iii) Eletrobras did not maintain effective internal controls in relation to the adequate monitoring of investments in Special Purpose Companies (SPCs) and related party transactions, including failure to identify and monitor the physical and financial execution of relevant investment projects under the equity method, failure to review technical and financial terms related to construction contracts prior to the bidding process, proper analysis of bids made by suppliers and lack of evaluation and monitoring of project progress and budget;

(iv) the Company did not maintain effective internal controls over Risk, Corruption Prevention and Compliance Program, taking into account the requirements of the Foreign Corrupt Practices Act (FCPA) and Brazilian law (Law 12,846/\2013 - anti-corruption law);

MATERIAL FACT

(v) the Company did not maintain adequate internal controls that would avoid management override to the high level controls, including failure to of communication and adherence to the ethical values prescribed in its code of ethics and an ineffective whistleblower channel due to inadequate comprehensiveness controls;

(vi) ineffective controls related to the payment and capitalization of fixed assets, which would result in future economic benefits, as well as the approvals related to the internal controls of the capitalization process.

To remedy the material weaknesses related to our internal controls over financial reporting, our new Board of Directors, in conjunction with the Company's CEO and Compliance Officer Lucia Casasanta, are implementing a number of measures, including the "5 Dimensions Program of Eletrobras".

4th Initiative: Implementation of an approach to achieve Listing in indexes and obtaining corporate governance seals.

• The Dow Jones Sustainability Index (DJSI) was launched in 1999 and since then the companies included in its index have been recognized as the ones best able to create shareholder value over the long term through associated risk management both to economic, environmental, social and governance factors. This index assesses, in a very selective and demanding manner, the sustainability performance of companies and their adaptation to market trends. Eletrobras has been listed for four consecutive years in the new DJSI Emerging Markets Index, but is no longer listed for the 2016-2017 period, so this initiative is aimed at adopting measures to be listed again;

• The adhesion to BM&FBovespa's State Governance Highlights Program is based on demonstrating how companies are committed to proposing concrete and objective measures that can be implemented in the short or medium term and that do not depend on eventual legislative or regulations.

MATERIAL FACT

2nd Strategy: Financial Discipline: 6 associated initiatives

1st Initiative: Reduction of Investments

MATERIAL FACT

  The above mentioned values of PDNG 2017-2021 include about R$ 10 billion related to investments of Angra 3 whose return of the construction still depends on decision of CNPE.
  The Sources of funds to finance the 2017-2021 investment program are described below:

2nd Initiative: Privatization of Distribution Companies

▪  The 166th Eletrobras Shareholders' General Meeting, held on October 24, 2016, approved the privatization of CELG Distribuição SA-CELG D in a privatization auction to be promoted by BM&FBOVESPA, according to the minimum price and conditions established in CND Resolution No. 11, of November 18, 2015, as amended by Resolution No. 07, dated September 13, 2016, of the Investment Partnership Program Board - "PPI". Therefore, CELG D should be privatized for a Privatized for the minimum price of R $ 1.7 billion, of which R $ 913 million related to the Eletrobras stake, whose sale auction will occur on 11/30/2016. The proceeds from the successful sale of Eletrobras 'stake in CELG D will strengthen Eletrobras' cash position and contribute to the reduction of net debt.

MATERIAL FACT

▪  Eletrobras '165th General Shareholders' Meeting, held on July 22, 2016, approved the privatization of the Eletrobras` distributions companies denominated Amazonas D, Ceal, Cepisa, Ceron, Boa Vista Energia and Eletroacre until the end of December 2017. Until the privatization of these distributors, they ceased to be concessionaires, since they did not have their concessions renewed and they would provide distribution services to the localities of their respective previous concessions, by means of adequate remuneration from tariffs and financing resources from the RGR - Pursuant to §1a-A of article 8, of Law 12,783/2013, with the new wording given by Provisional Measure 735, dated June 22, 2016 and Ordinance MME 388/2016. The privatization of distribution companies willcontribute to the improvement of Eletrobras' Ebitda and will also avoid the disbursement of funds by Eletrobras to finance the cash deficit and investments of these distribution companies, contributing to the achievement of the Strategy for reducing the net debt/EBITDA ratio.

3rd Initiative: Sale of Administrative Estate Properties

• The sale of administrative real estate will allow the company to increase its cash flow and also, especially in Rio de Janeiro, to concentrate its employees in the building of the private pension foundation of Eletrobras holding company, contributing to reduce the actuarial deficit of the DB Plan - Defined Benefit.

• After the concentration of Eletrobras Holding`s employees in a single building, the holding company is willing to sell real estate located in Corfa Building, where the current Electricity Memorial is located, two floors of the Herm Stoltz building and land in Lapa-Rio de Janeiro.

• Eletrobras companies are also available to sell administrative buildings after organizational restructuring.

MATERIAL FACT

4th Initiative: Sale of Equity in Specific Purposes Companies

• In addition to the holding company, the other Eletrobras generation and transmission companies also have high net debt/EBITDA. Thus, the purpose of this Initiative is to (i) promote the settlement of debts of these subsidiaries with Eletrobras, which may hold these receivables for debt settlement or sell them in structured operations, in order to achieve the goal of reducing consolidated leverage; and (ii) sell these SPCs to third parties, including through the tag-along exercise;

5th Initiative: Tax Optimization

• Avoid disbursements of cash to pay taxes that can be offset in different processes.

6th Initiative: Corporate Reorganization aiming at the use of tax credits

• This initiative aims to reduce the IR/CSLL payment on the credits to be received from RBSE through a structured operation between Eletrobras companies that can be geographically incorporated into each other.

MATERIAL FACT

3rd Strategy: Operational Excellence

Through the eight initiatives listed below, Eletrobras expects to reduce its costs in relation to current costs and increase its revenues in relation to its current revenues.

1st Initiative: Organizational Restructuring:

Scheduled to February/2017

• Reduce the number of grateful functions of assistants and advisors;

• Reduce the number of unit management

• Reduce the number of positions in committee (Article 37);

• Reassess the permanence of the required; and

• Gratified function for project management: "Career Y".

MATERIAL FACT

2nd Initiative: Voluntary Retirement Plan (PAI):

▪  The objective of this initiative is to reach employees already retired by the National Institute of Social Security (INSS) and retired employees (Man: age + contribution time> = 95 years, Woman: age + contribution time> = 85 years).

▪  Based on the objective above, we have 4,937 eligible, considering the holding company and the generation and transmission companies of the Eletrobras System;

▪  About 38% of the holding's employees are 51 or older; and about 45% of the employees of the subsidiaries are 51 or older;

▪  The implementation of any PAI depends on prior approval by the Secretary for Coordination and Governance of State Enterprises (SEST), which did not occur.

3rd Initiative: Implementation of the Integrated System (PRO-ERP):
1st stage: Entry into production: scheduled for 1/1/2018

Unify finance, asset management and supply data;

Allow an Accounts Plan;

Enable the Shared Services Center

2ª stage: After entry in production:

 Unify the HR process.

Expected benefits:

Improve governance and compliance;

Streamline business management;

Obtain standardized information in real time;

Consolidate and compare company results

Reduce TIC`s cost;

Optimize the workforce;

Enable the implementation of CSC/CSF; and

Improve the performance of the Business Group

MATERIAL FACT

4th Initiative: Shared Cervices Center

Scheduled to December/2017

▪  SCS`s Activities:

✓  Finance and Treasury;

✓  Accounting and Tax;

✓  Human Resources;

✓  Supplies and Logistics;

✓  Infrastructure and General Services;

✓  Information Technology;

✓  Legal; and

✓  Management of SPCs.

▪  It will allow the Company to launch the Disenrollment Incentive Plan only for employees involved in these so-called transactional activities - PID-A

▪  There are 5,226 employees involved in these transactional activities, with a 50% reduction potential in 2 (two) years, 60% by the end of 2017 and 40% by the end of 2018;

▪  Thus, it is estimated that disbursements related to PID-A will occur in 2017 and 2018; and

▪  Implementation of the CSC for Eletrobras companies located in Rio de Janeiro from the second half of 2017 and for the entire Eletrobras System in 2018.

5th Initiative: Reduction of Administrative Costs

▪  It is estimated that the leasing of a single property in Rio de Janeiro to accommodate Eletrobras holding employees can reduce the cost of rental, IPTU, condominium and third party.

6th Initiative: Reduction of Extra Hours, Risks and Standby:

▪  The Company intends to adjust the expenses with personal aiming a greater adherence to the regulatory limits.

MATERIAL FACT

7th Initiative: Regulatory Strategy for Generation and Transmission

▪  Develop regulatory strategies to receive credits and adequate remuneration with regard to generation and transmission assets, such as:

▪  Remaining Value for Generation Indemnity, as provided for in Normative Resolution Aneel 596/2013;

▪  Increase in the RAP of Renewed Assets: to review the methodology of Aneel Technical Note 383/2012 - SER/Aneel applied for calculations of RAPs of the assets renewed by Law 12,783/2013.

8th Initiative: Integrated Energy Trading

▪  Creation of a Energy Trading Committee within the scope of the Holding with the participation of representatives of all the Subsidiaries aiming the optimization of energy trading transaction

▪  The full Holders of this committee will be the CEO, Generation Officer and Chief Financial Officer of Eletrobras Holding. Below, of the full holders, there will be a group composed of the Full Holders and the Officers of the Eletrobras System commercialization areas;

▪  This Committee should have 2 advisors, one technique and one management.

•The Technical Advisor will be responsible for:

✓  Standardize Policies and Guidelines;

✓  Define Opportunities and Strategies;

✓  Methodologies and tools;

✓  Monitor the market;

✓  Monitor and design prices;

✓  Manage risks;

✓  Plan participation and review auction results.

MATERIAL FACT

• The Management Advisor will be responsible for:

✓  Portfolio of Contracts;

✓  Purchase and Sale and CCEE results;

✓  Coordination of the work in the CCEE;

✓  Analysis, addressing and follow-up of administrative and judicial proceedings;

✓  Regulation; and

✓  CCEE rules.

• Currently with non-integrated commercialization, Eletrobras Companies have an average selling price in the ACL and ACR lower than the average prices of private companies

Disclaimer

In view of the foregoing, this Material Fact has the purpose of demonstrating to the shareholders and market the strategies and initiatives that will be pursued by Eletrobras, in order to achieve the goals of its PDNG 2017-2021. However, it is important to note that this Material Fact contains certain estimates. Such estimates are not forward-looking statements but reflect our management's beliefs and expectations and may constitute estimates and uncertain projections about future events in accordance with the Brazilian Securities and Exchange Commission (CVM) and the Securities and Exchange Commission, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended.

The words "believe", "may", "can", "estimate", "continue", "anticipate", "intend", "expect" and similar words are intended to identify estimates that necessarily involve and uncertainties, known or not. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of electric energy use by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations, and other risks described in our Reference Form, 20Fs Forms and other documents filed with the Brazilian Securities and Exchange Commission (CVM) and the Securities and Exchange Commission of the United States of America.

MATERIAL FACT

Therefore, the estimates and projections in this document refer only to the date they were expressed, and we do not assume any obligation to perform any of these estimates, financial metrics or projections due to the occurrence of new information or future events, being important to note that Eletrobras has not changed its disclosure policy and continues without disclosing projections for the purpose of CVM Normative Instructions 480 and 358.

Rio de Janeiro, November 14, 2016.

Armando Casado de Araujo

Chief Financial Officer and Investor Relation Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.